Exhibit 99.11	News Release Communiqué de Pressee

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Christine de CHAMPEAUX
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Philippe GATEAU
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

Total assigns a 10% Interest in Canada’s Joslyn Oil Sands
Project to INPEX
Paris, November 27, 2007 - Total today announces that it has assigned a 10% interest in the Joslyn project to INPEX Canada, a subsidiary of Japanese oil company INPEX Corporation.
Located around 60 kilometres northwest of Fort McMurray in the Athabasca region of the Canadian province of Alberta, the Joslyn oil sands project is operated by Total. The first phase of the Joslyn project entered commercial production in late 2006, the bitumen is recovered using steam assisted gravity drainage (SAGD) technology, which involves injecting steam deep into the oil sands. Production should reach 10,000 barrels per day at plateau by 2009.
At the same time, work is under way to prepare the mining operations phase, with production scheduled to begin by the middle of next decade. An application for the first 100,000 barrels of bitumen per day of the surface mining project was submitted to the regulatory agencies in February 2006. The production potential of the surface mining phases and of SAGD technology is currently estimated at 230 000 barrels per day by the end of next decade.
The assignment of a 10% interest to INPEX covers the production lease and the associated pipeline system. INPEX also has a right to participate in the construction of the upgrader announced by Total in May 2007.
“Total is delighted to be working with INPEX again. We have partnered for more than 30 years, especially in Indonesia and Australia,” said Yves-Louis Darricarrère, President, Total Exploration & Production. “This latest venture offers us an additional advantage for the development of our projects in Alberta and bolsters our partnership with INPEX.”
Under this agreement, the Joslyn project partners will be Total (operator, 74%), INPEX Canada, Ltd. (10%), EnerMark Inc. (15%) and Laricina Energy Ltd. (1%).
Total in Canada
Total also has a 50% interest in the Surmont lease, which is being developed using SAGD technology. Phase 1 production will start by the end of the year, rising to 100,000 barrels per day in phase 2 by 2012. Future phases are also under study, which should lift production above 200,000 barrels per day.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
In addition, Total has interests in neighboring blocks and has initiated the process to build an upgrader in the Edmonton area. Phase 1 of the upgrader should produce 130,000 barrels per day of light sweet synthetic crude and could be commissioned before 2015.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com